UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Corner Growth Acquisition Corp. 2
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G2426E104
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons CGA Sponsor 2, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,425,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,425,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,425,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 83.5%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 4,475,000 shares of Class A Common Stock (“Class A Shares”) and (ii) 4,950,000 private placement warrants to purchase an equal number of Class A Shares at $11.50 per share, which will become exercisable 30 days after the completion of the Issuer’s initial business combination (“Private Placement Warrants”).

(2) Calculated based upon 6,335,214 Class A Shares outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed November 13, 2023, as increased by 4,950,000 issuable in respect of an equal number of Private Placement Warrants.

1.	Names of Reporting Persons John J. Cadeddu
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,425,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,425,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,425,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 83.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 4,475,000 Class A Shares and (ii) 4,950,000 Private Placement Warrants.

(2) Calculated based upon 6,335,214 Class A Shares outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed November 13, 2023, as increased by 4,950,000 issuable in respect of an equal number of Private Placement Warrants.

1.	Names of Reporting Persons Marvin Tien
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,425,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,425,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,425,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 83.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 4,475,000 Class A Shares and (ii) 4,950,000 Private Placement Warrants.

(2) Calculated based upon 6,335,214 Class A Shares outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed November 13, 2023, as increased by 4,950,000 issuable in respect of an equal number of Private Placement Warrants.

Item 1(a).	Name of Issuer

Corner Growth Acquisition Corp. 2 (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

251 Lytton Avenue, Suite 200 Palo Alto, CA 94301

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”: (i) CGA Sponsor 2, LLC (ii) John T. Cadeddu (iii) Marvin Tien
Item 2(b).	Address of the Principal Business Office, or if none, Residence

251 Lytton Avenue, Suite 200 Palo Alto, CA 94301

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares

Item 2(e).	CUSIP Number

G2426E104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

The securities reported herein are held directly by CGA Sponsor 2, LLC (the “Sponsor”). John Cadeddu and Marvin Tien control the Sponsor and, as such, share voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have shared beneficial ownership of the reported securities. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons beneficially own the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

CGA Sponsor 2, LLC

By:	/s/ Marvin Tien
Name:	Marvin Tien
Title:	Authorized Signatory

/s/ John T. Cadeddu
John T. Cadeddu

/s/ Marvin Tien
Marvin Tien

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022, incorporated by reference to the Schedule 13G filed February 11, 2022.